November 27, 2019

Michael Lawless
Chief Executive Officer
Clip Interactive, LLC
5755 Central Ave, Suite C
Boulder, CO 80301

       Re: Clip Interactive, LLC
           Draft Registration Statement on Form S-1
           Submitted November 1, 2019
           CIK No. 0001554818

Dear Mr. Lawless:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note following the sale of your common stock, your executive officers, directors and stockholders who own more than 5% of your outstanding common stock will beneficially own 32.3% of your capital stock. Please disclose here that these insiders will maintain effective control following the sale of the shares of common stock being registered.
Products and Technology, page 2

2. Please clarify the difference between the Annual Promotion priced at $9.99 versus the
       Annual Promotion priced at $19.99 on the PLAZE app.
 Michael Lawless
FirstName LastNameMichael Lawless
Clip Interactive, LLC
Comapany 27, 2019 Interactive, LLC
November NameClip
Page 2
November 27, 2019 Page 2
FirstName LastName
3. We note images of recording artists and independent podcasts such as Camilla Cabello,
         R.E.M. and Goop, among others. Please clarify whether you have any agreements with these artists or companies and whether you have received permission to reproduce their logos in the registration statement. To the extent you have no agreements with the companies, please revise to remove the image, including names and logos.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Emerging Growth Status, page 36

4. Please clearly disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards. If so, also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
Business, page 37

5. You disclose that your strategic plans for your Auddia product depend upon the method in which it accesses music content to cover commercials and respond to skips fitting within the statutory rates set by the Copyright Review Board such that direct licensing with the music groups is not required. You also disclose that Auddia's architecture presents a built-in digital audio recorder to take advantage of the personal use exemption to the copyright laws and that the personal use exemption has been consistently upheld by the
         Supreme Court. Please provide a section that discusses in more detail these government regulations and case law and how they apply to your planned products. Management, page 43

6. Please clarify the nature of Dr. Thramann's position with the company. You disclose on page 43 that he is a director and Chairman of the Board; however, you identify him as a named executive officer in your executive compensation disclosure and state on page 55 that you currently do not have any non-employee directors.
Description of Capital Stock
Charter and bylaws provisions, page 61

7. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action.
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 Michael Lawless
Clip Interactive, LLC
November 27, 2019
Page 3
      provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
Exhibits

8. Please file the employment agreements of your named executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
General

9. Please provide us with copies of the report you commissioned from Harris Poll. File a consent from Harris Poll to the reference to its report in the registration statement.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Lawless
                                                             Division of
Corporation Finance
Comapany NameClip Interactive, LLC
                                                             Office of
Technology
November 27, 2019 Page 3
cc:       Stanley Moskowitz
FirstName LastName